Investment Managers Series Trust III

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

June 20, 2025

Mr. Kenneth Ellington

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust III (the “Registrant” or “Trust”) (File Nos. 033-79858 and 811-08544)

Dear Mr. Ellington:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff (“Staff”), provided to me by telephone on May 22, 2025, in relation to the Sarbanes Oxley Act review of shareholder reports on Form N-CSR for below funds (each a “Fund” and collectively, the “Funds”). Responses to all the comments are included below.

Series Name	FYE Reviewed
FPA Crescent Fund	12/31/2024
FPA New Income Fund	9/30/2024
FPA Flexible Fixed Income Fund	12/31/2024
FPA Global Equity ETF	9/30/2024
FPA Queens Road Value Fund	5/31/2024
FPA Queens Road Small Cap Value Fund	5/31/2024

1.	Please explain why the disclosure in the notes to the financial statements for FPA Crescent Fund does not include a description of the investment strategies for investments that are valued using net asset value (“NAV”) as a practical expedient and whether there are any restrictions on redemptions from them. See ASC 820-10-50-6A for reference.

Response: The Registrant acknowledges that a similar comment was provided with respect to the FPA Crescent Fund in May 2022. In July 2023, the service providers for the Fund changed and were not informed regarding this comment; therefore, the table connected with holdings priced at NAV as a practical expedient was inadvertently omitted. The Fund confirms that it will comply with this disclosure requirement going forward.

2.	In Note 9 of the “Notes to Financial Statements” section for FPA New Income Fund, please disclose the reasons for securities transferring into or out of Level 3 hierarchy during the period. See ASC 820-10-50-2(c)(4) for reference.

Response: The disclosure was inadvertently omitted for the FPA New Income Fund. The Fund confirms that it will comply with the disclosure requirements going forward.

3.	The total income from affiliated investments disclosed in the “Investments in Affiliated Issuers” table in the Notes to the Financial Statements for FPA Crescent Fund does not agree with the correlative amount shown in the related Statement of Operations as required by Article 12-14, footnote 6(a) of Regulation S-X. Please explain.

Response: The Registrant confirms that the amount listed in the “Investments in Affiliated Issuers” of $45,660,862 is correct. There was a transpositional error in the Statement of Operations as the “Interest from Affiliated Issuers” should have been $19,785,762 rather than $19,875,762. The total income from affiliated investments would be $45,660,862 ($25,785,100 Dividend from Affiliated Issuers plus $19,785,762 Interest from Affiliated Issuers) on the Statement of Operations. In addition, “Interest (net of foreign withholding taxes of $144,877) should have been $193,174,759 rather than $193,084,759; however, the Total Investment Income amount is correct. The Registrant also confirms that it will ensure the correlative amount on the table agrees with the line item on the Statement of Operations in such future filings.

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The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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